UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___________ to _____________
Commission File Number 1-16463
Full title of the plan and the address of the plan, if different from that of the issuer named below:
Peabody Energy Corporation Employee Stock Purchase Plan

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Peabody Energy Corporation

701 Market Street, St. Louis, Missouri	63101-1826

(Address of principal executive offices)	(Zip Code)

Report of Independent Registered Public Accounting Firm
We have audited the accompanying statements of financial condition of Peabody Energy Corporation Employee Stock Purchase Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan at December 31, 2007 and 2006, and the changes in income and plan equity for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
St. Louis, Missouri
March 24, 2008

PEABODY ENERGY CORPORATION EMPLOYEE STOCK PURCHASE PLAN
STATEMENTS OF FINANCIAL CONDITION

	December 31,
	2007	2006
ASSETS
Participant deposits due from Peabody Energy Corporation	$2,798,594	$3,096,488

LIABILITIES
Stock purchase payable	2,798,594	3,096,488

PLAN EQUITY	$—	$—

See accompanying notes to financial statements.

PEABODY ENERGY CORPORATION EMPLOYEE STOCK PURCHASE PLAN
STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY

	Year Ended December 31,
	2007	2006	2005
ADDITIONS TO NET ASSETS:
Participant contributions	$6,078,711	$5,842,312	$3,431,751

DEDUCTIONS FROM NET ASSETS:
Contributions held for future stock purchases	(2,798,594)	(3,096,488)	(1,772,199)
Contributions used for stock purchases	(3,280,117)	(2,745,824)	(1,659,552)

NET CHANGE IN PLAN EQUITY	—	—	—

PLAN EQUITY:
Beginning of period	—	—	—

End of period	$—	$—	$—

See accompanying notes to financial statements.

PEABODY ENERGY CORPORATION EMPLOYEE STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2007, 2006 and 2005
1. Description of the Plan
The following description of the Peabody Energy Corporation Employee Stock Purchase Plan (the Plan), sponsored by Peabody Energy Corporation (the Company), provides only general information. Participants should refer to the plan documents for a more complete description of the Plan’s provisions.
General
The Plan is an employee stock purchase plan, established on May 22, 2001, that enables eligible employees of the Company and certain of its subsidiaries to purchase Peabody Energy Corporation common stock at a discount from fair market value. The purchase price is equal to 85% of the lower of the fair market value of the common stock on the first or last day of an offering period, as defined in the Plan. Fair market value is the closing price on each of the applicable dates as quoted on the New York Stock Exchange. Each plan year begins on January 1 and contains two serial offering periods of six-month duration. Subsequent six-month offering periods automatically commence unless otherwise specified by the Plan administrator. Purchased shares of common stock are issued by the Company to participant brokerage accounts maintained outside of the Plan by the Plan custodian. Common stock purchased under the Plan may be newly issued or sold from treasury stock.
On October 12, 2007, the Company’s Board of Directors approved a spin-off of portions of its Eastern U.S. Mining operations business segment through a dividend of all outstanding shares of Patriot Coal Corporation (Patriot). Prior to the spin-off, the Company received a private letter ruling on the tax-free nature of the transaction from the Internal Revenue Service. Patriot stock was distributed to the Company’s stockholders at a ratio of one share of Patriot stock for every 10 shares of Peabody stock held on the record date of October 22, 2007. Likewise, all Plan participants holding Peabody stock in their account at the close of business on the distribution date were subject to similar treatment. In conjunction with the spin-off, the Company amended the Plan and those Plan participants whose employment was transferred to Patriot were allowed to continue participating in the Plan through the end of the current offering period, but were not permitted to make contributions to the Plan after their transfer of employment to Patriot.
Effective October 18, 2007, the Company amended the Plan and reduced the number of common stock authorized for purchase under the Plan. As such, 1.0 million common shares were allocated from this Plan to create the Peabody Energy Corporation Australian Employee Stock Purchase Plan (the Australian Plan), thus reducing the original common shares available for purchase from 6.0 million common shares to 5.0 million common shares. The Australian Plan will be effective on January 1, 2008 or such later date as may be selected by the individuals appointed by the Company’s Board of Directors to administer the Australian Plan. Of the 5.0 million common shares allotted to the Plan, 2.1 million common shares were purchased to date, leaving 2.9 million common shares available for purchase in the future.

PEABODY ENERGY CORPORATION EMPLOYEE STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS
Administration of the Plan
The Plan is administered by a committee appointed by the Peabody Energy Corporation Board of Directors. Solium Capital Inc. (formerly Allecon Stock Associates, LLC) serves as the recordkeeper and Wachovia Securities LLC (formerly A.G. Edwards & Sons, Inc.) serves as the custodian for the Plan. Administrative expenses of the Plan are paid by the Company.
Eligibility
Employees of the Company or participating subsidiaries of the Company are eligible to participate in the Plan if:
•	their customary employment is more than 20 hours per week and they are employed more than five months per year; and
•	they own less than 5% of the total combined voting power of all outstanding stock of all classes of securities of the Company.
Participation begins on the first day of the offering period.
Participant Accounts
A separate account is maintained by the custodian for each Plan participant. Each participant account reflects the quantity and pricing of common share purchases and sales, dividends reinvested, and investment gains and losses. Assets held in participant accounts are neither assets of the Plan nor the Company.
Contributions
The Plan allows participants to elect an after-tax contribution rate of 1% to 15% of the participant’s eligible compensation, which includes straight-time wages or base salary. Bonuses, incentive compensation, overtime, commissions and shift premiums paid to a participant are not included in eligible compensation. Plan participants may modify their contribution rate once during each offering period. Contributions are made through payroll deductions and are held by the Company until the common stock is purchased. Employees may not purchase more than $25,000 worth of common stock through the Plan in any calendar year, and contributions in excess of this amount are refunded to the participant. No interest is paid on contributions made during an offering period, and the Company does not make contributions to the Plan.

PEABODY ENERGY CORPORATION EMPLOYEE STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS
Participant contributions are used to purchase shares of the Company’s common stock at the termination of an offering period. Purchases are made in whole and fractional shares. A participant may discontinue their contributions to, or withdraw from, the Plan prior to 15 days before the end of an offering period. If contributions are discontinued, the participant may request a refund of all contributions made during the offering period or use these contributions deducted during the current offering period to purchase common stock. Any common stock previously purchased during an offering period remains in the participant’s account even if the participant discontinues contributions or withdraws from the Plan during the current offering period. Common stock purchases are made automatically, unless a participant withdrawal is executed.
Sale of Common Stock
Common stock purchased under the Plan is subject to a restriction period of 18 months from the date the common stock is purchased. Common stock may not be sold, pledged or transferred during this restriction period.
Dividends
Dividends paid on common stock held in participant accounts are automatically reinvested in additional shares or fractional shares of the Company’s common stock. Common shares purchased with dividends are priced at 100% of the fair market value of the common stock on the date dividends are paid. There is no time requirement for holding common stock purchased with ordinary dividends. However, Plan participants receiving Patriot common stock were subject to a restriction period from the date the common stock was distributed since the Patriot common stock dividend distributed to the Company’s stockholders was not deemed a taxable event.

PEABODY ENERGY CORPORATION EMPLOYEE STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS
2. Summary of Significant Accounting Policies
Basis of Presentation
The financial statements of the Plan are prepared using the accrual basis of accounting. On January 23, 2006, the Company announced a two-for-one stock split on all shares of its common stock payable to shareholders of record at the close of business on February 7, 2006. The additional common stock was distributed on February 22, 2006. The Company had a similar two-for-one common stock split on March 30, 2005. All common stock amounts in these notes to the financial statements reflect the common stock splits.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan administrator and the Company to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates.
3. Participant Deposits Due from the Company and Stock Purchase Payable
As of December 31, 2007 and 2006, the Plan had an obligation to purchase the Company’s common stock on behalf of the participants in an amount equal to the participant contributions held on deposit by the Company. The liability is reflected in the accompanying Statements of Financial Condition as “Stock purchase payable.” Amounts contributed by Plan participants during the offering period from July 1, 2007 to December 31, 2007 and July 1, 2006 to December 31, 2006 are reflected as “Participant deposits due from Peabody Energy Corporation” at December 31, 2007 and 2006, respectively. All common stock purchased was deposited directly into the participants’ accounts.
4. Tax Status
The Plan, and the rights of participants to make purchases thereunder, is intended to qualify as an “employee stock purchase plan” under Section 423 of the U.S. Internal Revenue Code of 1986, as amended (the Code). The Plan is not intended to be a qualified pension, profit-sharing or stock bonus plan under Section 401(a) of the Code, nor is it subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. Pursuant to Section 423 of the Code, no income, other than dividends on stock held in participant accounts, will be taxable to a participant until disposition of the stock purchased under the Plan. Upon the disposition of the stock, the participant will generally be subject to tax and the amount and character of the tax will depend upon the holding period and disposition price. Dividends received on stock held in the participant’s account are taxable to the participant as ordinary income. However, the Patriot common stock dividend distributed to the Company’s stockholders was not deemed a taxable event. The Plan does not provide for income taxes.

PEABODY ENERGY CORPORATION EMPLOYEE STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS
5. Plan Amendments and Termination
The Company may amend or terminate the Plan at any time. However, no amendment can adversely affect participant rights under the Plan in the current offering period. The Plan will continue in effect until the earlier of the date the Company terminates the Plan or the date all of the shares of common stock subject to the Plan, as amended from time to time, are purchased. Although it has not expressed any intent to do so, if the Company terminates the Plan, it will terminate in its entirety, and no further purchase rights will be granted or exercised and no further payroll contributions will be collected. In the event of a termination of the Plan, all contributions held by the Plan would be refunded to the Plan participants at the time of termination. Any action taken by the Company with respect to the Plan will be by resolution of the Peabody Energy Corporation Board of Directors.

SIGNATURES
Peabody Energy Corporation Employee Stock Purchase Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Peabody Energy Corporation Employee Stock Purchase Plan
Date: March 27, 2008	By:	/s/ SHARON D. FIEHLER
Sharon D. Fiehler
Peabody Energy Corporation Executive Vice President and Chief Administrative Officer

EXHIBIT INDEX
The exhibits below are numbered in accordance with the Exhibit Table of Item 601 of Regulation S-K.

Exhibit
No.	Description of Exhibit

23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm